SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

UNION DRILLING, INC.
(Name of Subject Company)

UNION DRILLING, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

90653P105
(CUSIP Number of Class of Securities)

David Goldberg
Senior Vice President, General Counsel
and Corporate Secretary
4055 International Plaza, Suite 610
Fort Worth, Texas 76109
(817) 735-8793
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. Bick
William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”), on October 5, 2012. The Statement relates to the tender offer by Fastball Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sidewinder Drilling Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 5, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.             ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting after the third paragraph set forth under the heading “Additional Information-Litigation” on page 37 of the Statement the following paragraph:

“On October 19, 2012, Charles Lewis, a purported stockholder of the Company, filed a lawsuit in the United States District Court for the Northern District of Texas, captioned Lewis. v. O'Neill, No: 3:12-cv-04213-G, against the same defendants who are named in the Consolidated Action.  The lawsuit filed in federal court contains similar allegations as set forth in the Consolidated Action, and asserts individual and class action claims under state law, Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934, and SEC Rule 14d-9.  On October 24, 2012, the parties to the federal action filed an agreed motion to stay that action pending the outcome of the final settlement hearing in the Consolidated Action.”

Item 8, “Additional Information,” is hereby amended and supplemented by deleting the fourth sentence of the fourth paragraph set forth under the heading “Additional Information-Litigation” on page 37 of the Statement and replacing it in its entirety with the following sentences:

“The defendants also believe that the action filed in federal court is meritless and, if it is not voluntarily dismissed following approval of the settlement of the Consolidated Action, intend to defend it vigorously.  The summary and description are qualified in their entirety by reference to the first amended class action petition filed in the Hall Action, the class action petition filed in the Patel Action and the complaint filed in the Lewis Action, which have been filed as Exhibits (a)(12), (a)(13) and (a)(15) to this Statement, respectively, and are incorporated herein by reference.”

ITEM 9.             EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description
(a)(15)	Complaint, filed October 19, 2012 (Lewis v. O’Neill et al).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.

By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated:	October 24, 2012